SECURITIES AND EXCHANGE COMMISSION
                                Washington, D.C. 20549


                                     SCHEDULE 13D


                       Under the Securities Exchange Act of 1934
                                (Amendment No.      )*
                                               -----


                                     Seragen, Inc.
                                   (Name of Issuer)


                             Common Stock, $.01 par value
                            (Title of Class of Securities)


                                       817474-10-9
                                    (CUSIP Number)


              James B. Lootens, Assistant Secretary and Associate General
                                       Counsel,
                    Eli Lilly and Company, Lilly Corporate Center,
                       Indianapolis, Indiana 46285  317-276-5835

                     (Name, Address and Telephone Number of Person
                   Authorized to Receive Notices and Communications)

                                     April 7, 1997
                         (Date of Event which Requires Filing
                                  of this Statement)


          If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and if filing this schedule because of Rule 13d-1(b)(3) or
          (4), check the following box   .
                                       --

          *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

          The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

          (Continued on following pages)

                                 Page 1 of 34 Pages

          CUSIP No. 817474-10-9

   (1)     Names of Reporting Persons:             Eli Lilly and Company
           S.S. or I.R.S. Identification           35-0470950
           Nos. of Above Persons

   (2)     Check the Appropriate Box               (a)
           if a Member of a Group                  (b)
                                                   Not Applicable

   (3)     SEC Use Only

   (4)     Source of Funds                         WC, OO

   (5)     Check if Disclosure of Legal
           Proceedings is Required Pursuant
           to Items 2(d) or 2(e)                   Not Applicable

   (6)     Citizenship or Place of                 Indiana
           Organization

   Number of Shares        (7)  Sole Voting
     Beneficially Owned         Power              1,787,092
     by Each Reporting     (8)  Shared Voting      None
     Person With                Power
                           (9)  Sole Dispositive
                                Power              1,787,092
                          (10)  Shared Disposi-    None
                                tive Power

  (11)     Aggregate Amount Beneficially
           Owned by Each Reporting Person          1,787,092

  (12)     Check if the Aggregate Amount           Not Applicable
           In Row (11) Excludes Certain Shares

  (13)     Percent of Class Represented
           by Amount in Row (11)                   9.4%

  (14)     Type of Reporting Person                CO

                              Page 2 of 34 pages

          Item 1.  Security and Issuer.

                 This statement relates to the common stock, $.01 par value per share (the "Common Stock"), of Seragen, Inc., a Delaware corporation (the "Issuer").

                 The principal executive offices of the Issuer are located at 97 South Street, Hopkinton, Massachusetts 01748.

          Item 2.  Identity and Background.

                 This statement is filed by Eli Lilly and Company, an Indiana corporation ("Lilly"). Lilly's principal business and office address is Lilly Corporate Center, Indianapolis, Indiana 46285. Lilly is a global research-based corporation that develops, manufactures, and markets pharmaceuticals and animal health products and provides health-care management services.

                 Information with respect to the executive officers and directors of Lilly, including name, business address, present principal occupation or employment, and the name, principal business and address of any corporation or other organization in which such employment is conducted, is listed in Attachment 1 which is incorporated in this Schedule 13D by reference.

                 Neither Lilly nor, to the best of its knowledge, any executive officer or director of Lilly, has during the last five years been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of that proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to those laws.

          Item 3.  Source and Amount of Funds or Other Consideration.

                 Lilly acquired 1,000,000 shares of Common Stock pursuant to a Stock Purchase Agreement effective as of April 7, 1997, (the ``Stock Purchase Agreement''), a copy of which is filed herewith as Exhibit A. The consideration for the purchase of the Common Stock was Lilly's agreement to enter into an Amendment to Sales and Distribution Agreement and Development Agreement (the ``Amendment''), which was also entered into on April 7, 1997. Pursuant to the Amendment, in exchange for the shares of Common Stock Lilly agreed, among other things, to relinquish certain options granted to it by the Issuer in 1994 which gave Lilly rights to pursue the development of the Issuer's IL-2 Fusion Protein investigational compound for indications other than cancer and to pursue development of other compounds of the Issuer. Lilly also agreed, subject to certain conditions, to pay up to $4,300,000 on behalf of the Issuer to assist the Issuer in meeting certain obligations to a third party under a license agreement. The source of these funds is Lilly's working capital.

          Item 4.  Purpose of Transaction.

                 The Common Stock was acquired by Lilly for investment purposes, in connection with the execution of the Amendment, which defined certain rights and responsibilities of the Issuer and Lilly under an ongoing collaboration to develop the Issuer's IL-2 Fusion Protein investigational compound.

                                Page 3 of 34 pages

                 Lilly has no present plans or proposals which relate to or would result in:

                (a) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

                (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

                (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

                (d) any change in the present board of directors or management of the Issuer including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

                (e)   any material change in the present
                      capitalization or dividend policy of the Issuer;

                (f) any other material change in the Issuer's business or corporate structure;

                (g) changes in the Issuer's charter, bylaws, or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

                (h) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

                (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

                (j) any action similar to any of those enumerated above.

          Item 5.  Interest in Securities of the Issuer.

                 (a) Lilly is the beneficial owner of 1,787,092 shares of Common Stock of the Issuer, which is 9.4% of the number of shares of Common Stock currently issued, outstanding, and entitled to vote.

                      To the best knowledge of Lilly, no executive officer or director of Lilly beneficially owns any shares of Common Stock of the Issuer or has a right to acquire any shares of Common Stock of the Issuer.

                 (b) Lilly has the sole power to vote or direct the vote and to dispose and direct the disposition of all shares of Common Stock issued to Lilly.

                      To the best knowledge of Lilly, no executive officer or director of Lilly has the power to vote or direct the vote or to dispose or direct the disposition of any shares of Common Stock of the Issuer.

                (c) Except for the acquisition of Common Stock by Lilly described in response to Item 3 hereof, neither Lilly nor, to the best knowledge of Lilly, any executive officer or director of Lilly has effected any transaction in the Common Stock of Issuer during the past 60 days.

                (d) No other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock issued to Lilly.

                (e)   Not applicable.

          Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

                 The 1,000,000 shares of Common Stock were purchased from the Issuer on April 7, 1997, pursuant to the Stock Purchase Agreement dated April 7, 1997. A copy of the Stock Purchase Agreement is attached to this Schedule 13D as Exhibit A.

                 On August 6, 1994, Lilly acquired 787,092 shares of Common Stock pursuant to a Stock Purchase Agreement dated that same date (the ``August 1994 Agreement''), a copy of which is incorporated by reference as an exhibit hereto. Both Agreements include customary representations and warranties as well as post-closing covenants obligating the Issuer to (i) use best efforts to make available to Lilly the benefit of Rule 144 under the Securities act of 1933 (the "Securities Act'') for the resale of Common Stock held by Lilly; and (ii) at Lilly's election, register for resale under the Securities Act shares of Common Stock held by Lilly at such time as the Issuer engages in certain registered public offerings of its equity securities.

                 Except as set forth above, there are no contracts, arrangements, understandings or relationships between Lilly or, to the best of its knowledge, any executive officer or director of Lilly, and any other person with respect to any securities of the Issuer, including any contract, arrangement, understanding or relationship concerning the transfer or the voting of any securities of the Issuer, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

          Item 7.  Material to Be Filed as Exhibits.

                 Exhibit A. Stock Purchase Agreement dated April 7, 1997, between Seragen, Inc. and Eli Lilly and Company.

                 Exhibit B. Stock Purchase Agreement dated August 6, 1994, between Seragen, Inc. and Eli Lilly and Company.

                               Page 5 of 34 pages

                                  SIGNATURE

                 After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                             ELI LILLY AND COMPANY


                                             BY: s/Edwin W. Miller
                                                Edwin W. Miller
                                                Vice President and
                                                Treasurer


          Date:  April 11, 1997

                                Page 6 of 34 pages
                                                               Attachment 1


                                  DIRECTORS

         Name and Business Address
         (all business addresses are
         Lilly Corporate Center
         Indianapolis, Indiana 46285       Present Principal
         unless otherwise indicated)       Occupation or Employment

         Evan Bayh                         Partner, Baker & Daniels law firm
         300 N. Meridian St., Suite 2700
         Indianapolis, IN  46204

         Steven C. Beering, M.D.           President, Purdue University
         Purdue University
         West Lafayette, Indiana 47907

         James W. Cozad                    Retired Chairman of the Board and
         205 N. Michigan Avenue            Chief Executive Officer,
         Suite 4310                        Whitman Corporation
         Chicago, Illinois  60601

         Alfred G. Gilman, M.D., Ph.D.     Regental Professor and Chairman,
         5323 Harry Hines Blvd.            Dept. of Pharmacology, The
         Dallas, TX  75235-9041            University of Texas Southwestern
                                           Medical Center

         Charles E. Golden*                Executive Vice Presiden and
                                           Chief Financial Officer of
                                           Lilly

         Karen N. Horn, Ph.D.              Senior Managing Director and Head
         280 Park Avenue, 3 East           of International Private Banking,
         New York, NY  10017               Bankers Trust Company

         J. Clayburn La Force, Jr., Ph.D.  Dean Emeritus, The John E. Anderson
         P. O. Box 1595                    Graduate School of Management at
         Pauma Valley, CA  92061           UCLA

         Kenneth L. Lay, Ph.D.             Chairman and Chief
         P. O. Box 1188                    Officer, Enron Corp.
         Houston, TX  77251-1188

         Franklyn G. Prendergast,          Edmond and Marion Guggenheim
         M.D., Ph.D.                       Professor of Biochemistry
         Dept. of Pharmacology             Molecular Biology and Director,
         Mayo Foundation                   Mayo Cancer Center
         200 First St., SW
         Rochester, Minnesota  55905

                                Page 7 of 34 Pages

      Kathi P. Seifert                          Group President, North American
      2100 Winchester Road                      Personal Care Products,
      Neenah, Wisconsin  54956                  Kimberly-Clark Corporation

      Sidney Taurel*                            President and Chief Operating
                                                Officer of Lilly

      Randall L. Tobias*                        Chairman of the Board and
                                                Chief Executive Officer
                                                of Lilly

      August M. Watanabe, M.D.*                 Executive Vice President,
                                                Science and Technology of
                                                Lilly

      Alva O. Way                               Chairman of the Board,
      One State Street                          IBJ Schroder Bank & Trust
      New York, New York  10004                 Company

      *Executive officer of Lilly

                               Page 8 of 34 pages

 EXECUTIVE OFFICERS (who are not Directors)


 Name and Business Address
 (all business addresses are
 Lilly Corporate Center
 Indianapolis, Indiana 46285)   Present Principal Occupation or Employment

 Mitchell E. Daniels, Jr.       Vice President, Corporate Strategy and Policy

 Rebecca O. Goss                Vice President and General Counsel

 Pedro P. Granadillo            Vice President, Human Resources

 Alan S. Clark                  President, U. S. Operations

 Michael L. Eagle               Vice President, Manufacturing

 Brendan P. Fox, D.V.M.         President, Elanco Animal Health Business Unit

 Michael E. Hanson              President, Internal Medicine Business Unit

 James A. Harper                President, Endocrine Business Unit

 Gerhard N. Mayr                President, European, Middle East
                                    and African Operations

 Robert N. Postlethwait         President, Neuroscience Business Unit

 William R. Ringo, Jr.          President, Infectious Diseases
                                  Business Unit

 Gino Santini                   Vice President, Corporate Strategy
                                  and Business Development

 Thomas Trainer                 Vice President, Information Technology,
                                  and Chief Information Officer


                          Page 9 of 34 Pages


                                    Exhibit Index

       Exhibit             Description                          Page

         A                 Stock Purchase Agreement dated        11
                           April 7, 1997

         B                 Stock Purchase Agreement dated         *
                           August 6, 1994


          *Incorporated by reference from Exhibit 10.48 to the quarterly Report on Form 10-Q of Seragen, Inc., for the quarter ended June 30, 1994.

                                  Page 10 of 34 pages